

Mailstop 3233

October 27, 2015

VIA E-MAIL
Mr. Thomas G. McGonagle
Chief Financial Officer
Industrial Property Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

> **Re:** **Industrial Property Trust, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 5, 2015**
> **File No. 000-55376**

Dear Mr. Thomas G. McGonagle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Additional Measures Of Performance, pages 60 – 62

1. Within your discussion of Company-defined FFO, we note you have indicated that some of your adjustments are non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Consolidated Statements of Operations, page 72

2.   Please clarify your basis in GAAP for presenting expense support from advisor as a separate line item on the face of the consolidated statements of operations after operating loss.   Disclosures within Note 10 on page 91 appear to indicate that the related expenses are of an operating nature and the cumulative amount outstanding is potentially reimbursable.   In addition, please explain to us how you are accounting for the expense reimbursements. In your response, explain to us whether you are recording a payable for the amount that can potentially be reimbursed to your Advisor and the literature you have relied upon to determine your accounting policy.

Note 2 – Summary of Significant Accounting Policies

Investment In Real Estate Properties, page 76

3.   We note costs associated with development and improvement of the Company's real estate assets are capitalized as incurred.   In future periodic filings please expand your disclosures to address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses and the periods of capitalization including a discussion of when the capitalization period begins and ends. Lastly to the extent significant, please disclose the amount of salaries and other general and administrative expenses that were capitalized and a discussion within MD&A of any significant fluctuation in your capitalization rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or the undersigned at (202) 551 - 3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities